SHINHAN FINANCIAL GROUP CO., LTD.

Condensed Separate Interim Financial Statements

September 30, 2025 and 2024

(Unaudited)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of Shinhan Financial Group Co., Ltd. (the “Company”), which comprise the condensed separate interim statement of financial position as of September 30, 2025, the condensed separate interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2025 and 2024, the condensed separate interim statements of changes in equity and cash flows for the nine-month period ended September 30, 2025 and 2024, and notes, comprising a summary of material accounting policy information and other explanatory information.

Management's Responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Review Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2024, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein) were audited by us in accordance with Korean Standards on Auditing and their report thereon, dated March 4, 2025, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2024, presented for comparative purposes, is consistent, in all material respects, with the audited separate statement of financial position from which it has been derived.

KPMG Samjong Accounting Corp.

November 14, 2025

Seoul, Korea

This report is effective as of November 14, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.

Condensed Separate Interim Statements of Financial Position

As of September 30, 2025 and December 31, 2024

(In millions of won)	Notes		September 30, 2025 (Unaudited)	December 31, 2024

Assets
Cash and due from banks at amortized cost	4, 5, 24	~~W~~	337,663	151,143
Financial assets at fair value through profit or loss	4, 6, 24		3,506,010	2,552,750
Loans at amortized cost	4, 7, 24		3,028,215	3,837,298
Property and equipment	24		5,431	6,509
Intangible assets			7,240	6,488
Investments in subsidiaries	8		30,723,705	30,623,651
Net defined benefit assets	11		-	5,622
Deferred tax assets			6,813	-
Other assets	4, 7, 24		807,900	488,842
Total assets		~~W~~	38,422,977	37,672,303

Liabilities
Borrowings	4, 9		9,899	19,914
Debt securities issued	4, 10, 24		10,517,579	10,731,336
Net defined benefit liabilities	11		2,377	-
Deferred tax liabilities			-	20,518
Other liabilities	4, 24		849,040	552,360
Total liabilities			11,378,895	11,324,128

Equity	12
Capital stock			2,969,641	2,969,641
Hybrid bonds			4,749,837	4,600,121
Capital surplus			11,350,744	11,350,744
Capital adjustments			(311,285)	(296,024)
Accumulated other comprehensive loss			(11,375)	(9,307)
Retained earnings			8,296,520	7,733,000
Total equity			27,044,082	26,348,175
Total liabilities and equity		~~W~~	38,422,977	37,672,303

See accompanying notes to the condensed separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2025 and 2024

(In millions of won, except earnings per share data)	Notes		September 30, 2025 (Unaudited)		September 30, 2024 (Unaudited)
			Three-month	Nine- month	Three- month	Nine- month

Interest income	21, 24	~~W~~	23,731	64,957	23,845	74,667
Interest expense	24		(84,985)	(248,339)	(84,169)	(248,998)
Net interest expense	13		(61,254)	(183,382)	(60,324)	(174,331)

Fees and commission income	21, 24		17,760	53,279	17,763	53,291
Fees and commission expense	24		(118)	(698)	(337)	(530)
Net fees and commission income	14		17,642	52,581	17,426	52,761

Dividend income	15, 21, 24		14,638	2,589,309	14,018	1,861,460
Net gain on financial instruments at fair value through profit or loss	21		21,817	57,657	28,458	72,064
Net foreign currency transaction gain (loss)	21		73	(510)	52	(1,025)
Reversal of (provision for) credit loss allowance	16, 21		(236)	132	29	(6)
General and administrative expense	17, 24		(39,395)	(107,447)	(37,658)	(105,991)

Operating income (expenses)			(46,715)	2,408,340	(37,999)	1,704,932

Non-operating expenses			(360)	(3,833)	(95,318)	(98,589)

Profit (loss) before income taxes			(47,075)	2,404,507	(133,317)	1,606,343

Income tax expense (benefit)	19		(25,665)	(25,653)	5,583	8,362
Profit (loss) for the period			(21,410)	2,430,160	(138,900)	1,597,981

Other comprehensive income (loss) for the period, net of income tax Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities (assets)			-	(2,068)	-	(1,537)
Total comprehensive income (loss) for the period		~~W~~	(21,410)	2,428,092	(138,900)	1,596,444

Basic and diluted earnings (loss) per share in won	20	~~W~~	(136)	4,676	(352)	2,901

See accompanying notes to the condensed separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2025 and 2024

(In millions of won)		Capital stock	Hybrid Bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive loss	Retained earnings	Total
Balance at January 1, 2024	~~W~~	2,969,641	4,001,731	11,350,744	(148,464)	(6,642)	7,932,131	26,099,141
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	1,597,981	1,597,981
Other comprehensive loss		-	-	-	-	(1,537)	-	(1,537)
Remeasurements of the net defined benefit liabilities (assets)		-	-	-	-	(1,537)	-	(1,537)
		-	-	-	-	(1,537)	1,597,981	1,596,444
Transactions with owners:
Annual dividends		-	-	-	-	-	(268,697)	(268,697)
Quarterly dividends		-	-	-	-	-	(548,427)	(548,427)
Dividends to hybrid bonds		-	-	-	-	-	(124,397)	(124,397)
Redemption of hybrid bonds		-	(199,476)	-	(524)	-	-	(200,000)
Transfer to retained earnings of redemption loss of hybrid bonds		-	-	-	102,667	-	(102,667)	-
Issuance of hybrid bonds		-	797,866	-	-	-	-	797,866
Acquisition of treasury stock		-	-	-	(450,426)	-	-	(450,426)
Disposal of treasury stock		-	-	-	296	-	-	296
Retirement of treasury stock		-	-	-	150,300	-	(150,356)	(56)
		-	598,390	-	(197,687)	-	(1,194,544)	(793,841)
Balance at September 30, 2024 (Unaudited)	~~W~~	2,969,641	4,600,121	11,350,744	(346,151)	(8,179)	8,335,568	26,901,744

SHINHAN FINANCIAL GROUP CO., LTD.

Condensed Separate Interim Statements of Changes in Equity (Continued)

For the nine-month periods ended September 30, 2025 and 2024

(In millions of won)		Capital stock	Hybrid Bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive loss	Retained earnings	Total
Balance at January 1, 2025	~~W~~	2,969,641	4,600,121	11,350,744	(296,024)	(9,307)	7,733,000	26,348,175
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	2,430,160	2,430,160
Other comprehensive loss		-	-	-	-	(2,068)	-	(2,068)
Remeasurements of the net defined benefit liabilities (assets)		-	-	-	-	(2,068)	-	(2,068)
						(2,068)	2,430,160	2,428,092
Transactions with owners:
Annual dividends		-	-	-	-	-	(267,755)	(267,755)
Quarterly dividends		-	-	-	-	-	(554,859)	(554,859)
Dividend to hybrid bonds		-	-	-	-	-	(143,433)	(143,433)
Redemption of hybrid bonds		-	(648,154)	-	(1,846)	-	-	(650,000)
Transfer to retained earnings of redemption loss of hybrid bonds		-	-	-	524	-	(524)	-
Issuance of hybrid bonds		-	797,870	-	-	-	-	797,870
Acquisition of treasury stock		-	-	-	(913,939)	-	-	(913,939)
Retirement of treasury stock		-	-	-	900,000	-	(900,069)	(69)
		-	149,716	-	(15,261)	-	(1,866,640)	(1,732,185)
Balance at September 30, 2025 (Unaudited)	~~W~~	2,969,641	4,749,837	11,350,744	(311,285)	(11,375)	8,296,520	27,044,082

See accompanying notes to the condensed separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Condensed Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2025 and 2024

			Nine-month periods ended September 30
(In millions of Won)	Notes		2025 (Unaudited)	2024 (Unaudited)

Cash flows from operating activities
Profit for the period		~~W~~	2,430,160	1,597,981
Adjustments for:
Interest income	13, 21		(64,957)	(74,667)
Interest expense	13		248,339	248,998
Dividend income	15, 21		(2,589,309)	(1,861,460)
Income tax expense (benefit)	19		(25,653)	8,362
Net gain on financial instruments at fair value through profit or loss			(24,192)	(32,189)
Provision for (reversal of) credit loss allowance	16, 21		(132)	6
Employee benefits			9,533	7,867
Depreciation and amortization	17		3,202	3,817
Net foreign currency translation loss (gain)			(37,631)	2,722
Other non-operating expense, net			2,265	98,223
			(2,478,535)	(1,598,321)
Changes in assets and liabilities:
Financial instruments at fair value through profit or loss			(941,248)	(913,025)
Other assets			1,670	668
Net defined benefit assets			(1,042)	(997)
Other liabilities			(7,987)	(10,328)
			(948,607)	(923,682)

Interest received			72,426	80,887
Interest paid			(261,906)	(258,703)
Dividends received			2,586,361	1,858,400
Income tax paid			496	1,608
Net cash inflow from operating activities			1,400,395	758,170

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss			(100,000)	(100,000)
Decrease in financial assets at fair value through profit or loss			100,000	-
Lending of loans at amortized cost			(1,365,697)	(169,440)
Collection of loans at amortized cost			2,170,890	395,000
Acquisition of property and equipment			(120)	(2,097)
Disposal of property and equipment			-	(10)
Acquisition of intangible assets			(1,506)	(1,133)
Disposal of intangible assets			-	2,300
Increase in other assets			(8,225)	(619)
Decrease in other assets			-	71
Acquisition of investments in subsidiaries			(100,054)	-
Disposal of investments in subsidiaries			-	32,794
Net cash inflow from investing activities		~~W~~	695,288	156,866

SHINHAN FINANCIAL GROUP CO., LTD.

Condensed Separate Interim Statements of Cash Flows (Continued)

For the nine-month periods ended September 30, 2025 and 2024

			Nine-month periods ended September 30
(In millions of won)	Note		2025 (Unaudited)	2024 (Unaudited)

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	797,869	797,866
Redemption of hybrid bonds			(650,000)	(200,000)
Issuance of debt securities			2,278,962	1,537,440
Redemption of debt securities issued			(2,445,000)	(1,450,000)
Increase in borrowings			109,700	19,450
Decrease in borrowings			(120,000)	(225,000)
Dividends paid			(966,071)	(941,075)
Acquisition of treasury stock			(913,938)	(450,427)
Disposal of treasury stock			-	296
Costs for retirement of treasury stock			(69)	(56)
Repayments of leased liabilities			(538)	(1,202)
Net cash outflow from financing activities			(1,909,085)	(912,708)

Net increase in cash and cash equivalents			186,598	2,328

Cash and cash equivalents at the beginning of the period	23		151,203	19

Cash and cash equivalents at the end of the period	23	~~W~~	337,801	2,347

See accompanying notes to the condensed separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

1. Reporting entity

Shinhan Financial Group Co., Ltd. (hereinafter referred to as "the Company") was established on September 1, 2001 for the main business purposes such as control and management of companies operating in the financial industry, and financial support for subsidiaries. In addition, the stocks were listed on the Korea Exchange on September 10, 2001, and the Company was registered with the Securities and Exchange Commission (SEC) on September 16, 2003, and on the same date, ADS (American Depositary Shares) was listed on the New York Stock Exchange (NYSE).

2. Basis of preparation

(a)
Statement of compliance

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying condensed separate interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies of the Republic of Korea. These condensed separate interim financial statements were prepared in accordance with K-IFRS No.1034, ‘Interim Financial Reporting’ as part of the period covered by the Company’s K-IFRS annual financial statements and contain less information than required in the annual separate financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual financial statements as of and for the year ended December 31, 2024.

The condensed separate interim financial statements of the Company are separate financial statements prepared in accordance with K-IFRS No. 1027 ‘Separate Financial Statements’, in which presented on the basis of direct equity investments, not on that the controlling company, equity interests in associates and joint ventures does not base the investment on the investee’s reported performance and net assets.

(b) Use of estimates and judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions about estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Income tax expense in the interim period is measured by applying the expected annual income tax rate, i.e. the estimated average annual effective income tax rate.

In preparing the condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2024 except for the method of estimation used to determine the income tax expense for the interim period.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

3. Significant accounting policies

(a) The Company applies the same accounting policies applied as when preparing the annual separate financial statements for the year ended December 31, 2024, except for the following amendments that have been applied for the first time since January 1, 2025 and as described in Note 2(b).

i) Amendment to K-IFRS No. 1021 'Effects of Changes in Foreign Exchange Rates' and No. 1101 ‘First-time adoption of K-IFRS’ – Lack of Exchangeability

These amendments define scenarios where exchanges with other currencies are considered possible for accounting purposes, clarify the assessment of exchangeability with other currencies, and specify requirements for estimating and disclosing the spot exchange rate in cases where no exchangeability exists. If exchange with other currencies is not possible, the spot exchange rate must be estimated on the measurement date using observable exchange rates without adjustment or employing alternative estimation techniques. There is no significant impact on the separate financial statements from these amendments.

(b)
As of September 30, 2025, the newly enacted and disclosed but not yet effective new K-IFRS are as follows:

i) K-IFRS No. 1109 ‘Financial Instruments and K-IFRS No. 1107 Financial Instruments: Disclosures’ – Classification and measurement requirements of financial instruments

The amendments clarify the conditions related to the discharge of a financial liability before the settlement date when settling such financial liabilities using an electronic payment system. They further specify an interest feature, a contingent feature, financial assets with non-recourse features and contractually linked instruments which should be considered in assessing whether contractual cash flows of a financial asset are consistent with a basic lending arrangement. Furthermore, the amendments include additional disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and contractual terms that could change the timing or amount of contractual cash flows. The amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. The Company is currently assessing the impacts of these amendments on the separate financial statements.

ii) Annual Improvements to Korean International Financial Reporting Standards (K-IFRS)

The amendments are applied for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. The Company expects there is no significant impact on the separate financial statements from these amendments.

- K-IFRS No. 1109 ‘Financial Instruments’ – derecognition of lease liabilities and transaction price

- K-IFRS No. 1110 ‘Consolidated Financial Statements’ – determination of ‘de facto agent’

- K-IFRS No. 1101 ‘First-time adoption of Korean International Financial Reporting Standards’ – hedge accounting adoption

- K-IFRS No. 1107 ‘Financial Instruments: Disclosures’ – Gain or loss on derecognition

- K-IFRS No. 1007 ‘Statement of Cash Flows’ – Cost method

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4. Financial risk management

(a) Overview

Shinhan Financial Group Co., Ltd. (hereinafter referred to as the “Group”) manages various risks that may arise within business sector and the major risks to which the Group is exposed include credit risk, market risk, interest rate risk, and liquidity risk. These risks are recognized, measured, controlled, and reported in accordance with risk management guidelines established at the controlling company level and at the subsidiary level.

i) Risk management principles

The risk management principles of the Group are as follows:

- All business activities take into account the balance of risks and profits within a predetermined risk appetite.

- The controlling company shall present the Group Risk Management Model Standards, supervise their compliance and have responsibility and authority for group-level monitoring.

- Operate a risk-related decision-making system that enhances management's involvement.

- Organize and operate risk management organizations independent of the business sector.

- Operate a performance management system that clearly considers risks when making business decisions.

- Aim for preemptive and practical risk management functions.

- Share a cautious view to prepare for possible deterioration of the situation.

ii) Risk management organization

The basic policies are established by the Board of Directors of the controlling company, while the Group’s risk management strategies are formulated by the Risk Management Committee (hereinafter referred to as the "Group Risk Management Committee") under the Board of Directors. The Group's Chief Risk Officer (CRO) assists the Group Risk Management Committee and consults the risk management policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the Chief Risk Management Officer of each subsidiary. The subsidiary implements the risk management policies and strategies of the Group through each company's risk management committee, risk-related committee, and risk management organization, and consistently establishes and implements the detailed risk management policies and strategies of the subsidiary. The risk management team of the controlling company assists the Group's Chief Risk Management Officer for risk management and supervision.

Shinhan Financial Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be affordable by the Group and each subsidiary, while the Risk Management Committee and the Committee of each subsidiary set and manage detailed risk limits by risk, department, desk, and product types.

ii-1) Group Risk Management Committee

The Group has established the risk management system for the controlling company and its subsidiaries, and comprehensively manages group-wide risk-related matters, including the establishment of risk management policies and strategies, and the approval of limits. The Committee consists of directors of the controlling company.

The resolution of the Committee is as follows:

-
Establish risk management basic policy in line with management strategy
-
Determine the level of risk that can be assumed by the Group and each subsidiary
-
Approve appropriate investment limit or loss allowance limit
-
Enact and amend the Group Risk Management Regulations and the Group Risk Council Regulations
-
Matters concerning risk management organization structure and division of duties

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4. Financial risk management (continued)

(a) Overview (continued)

ii-1) Group Risk Management Committee(continued)

-
Matters concerning the operation of the risk management system
-
Matters concerning the establishment of various limits and approval of limits
-
Make decisions on approval of the FSS's internal rating based approach for non-retail and retail credit rating systems
-
Matters concerning risk disclosure policy
-
Analysis of crisis situation, related capital management plan and financing plan
-
Matters deemed necessary by the board of directors
-
Matters required by external regulations such as the Financial Services Commission and other regulations and guidelines
-
Matters deemed necessary by the Chairperson

ii-2) Group Risk Management Council

In order to maintain the Group's risk management policies and strategies consistently, the Group resolves matters necessary to discuss overall risk-related issues and to implement the policies set by the Group Risk Management Committee. The members are chaired by the Group’s chief risk management officer and shall be consist of the chief risk officers of major subsidiaries.

iii) Group Risk Management System

iii-1) Management of the Risk Capital

Risk capital refers to the capital required to compensate for the potential loss (risk) if it is actually realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The controlling company and its subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management and establish a risk limit management system to control risk to an appropriate level.

iii-2) Risk monitoring

In order to proactively manage risks by periodically identifying risk factors that can affect the Group's business environment, the Group has established a multi-dimensional risk monitoring system. Each subsidiary is required to report to the Group on key issues that affect risk management at the Group level. The Company prepares weekly, monthly and occasional monitoring reports to report to Group management including the CRO.

In addition, the Risk Dashboard is operated to derive abnormal symptoms through three-dimensional monitoring of major portfolios, increased risks, and external environmental changes of assets for each subsidiary. If necessary, the Company takes preemptive risk management to establish and implement countermeasures.

iii-3) Risk review

When conducting new product, new business and major policy changes, risk factors are reviewed by using a pre-defined checklist to prevent indiscriminate promotion of business that is not easy to judge risk and to support rational decision making. The subsidiary's risk management department conducts a preliminary review and post-monitoring process on products, services, and projects to be pursued in the business division. In case of matters that are linked or jointly promoted with other subsidiaries, the risk reviews are carried out after prior-consultation with the risk management department of the Group.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4. Financial risk management (continued)

(a) Overview (continued)

iii-4) Crisis management

The Group maintains a group-wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for four levels of contingencies, namely, “cautious’, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Company maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiary levels, the Company directly takes charge of the situation so that the Company manages it on a concerted group wide basis.

(b) Credit risk

i) Credit risk management

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and is the largest risk which the Company faces. The Company’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on the balance sheet, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

< Techniques, assumptions and input variables used to measure impairment>

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Company uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses.

To make the assessment, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort and is indicative of significant increases in credit risk since initial recognition. Information includes the default experience data held by the Company and analysis by an internal credit rating expert.

① Measuring the risk of default

The Company assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

② Measuring term structure of probability of default

Internal credit rating is a key input variable for determining term structure of probability of default. The Company accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Company uses information obtained from external credit rating agencies when performing these analyses. The Company applies statistical techniques to estimate the probability of

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4. Financial risk management (continued)

(b)
Credit risk (continued)

i) Credit risk management(continued)

default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

③ Significant increases in credit risk

The Company uses the indicators defined as per portfolio to determine the significant increase in credit risk, and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others.

i-2) Risk of default

The Company considers a financial asset to be in default if it meets one or more of the following conditions:

- if a borrower is overdue by 90 days or more from the contractual payment date

- if the Company judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Company uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contract terms)

- Quantitative factors (e.g.if the same borrower does not perform more than one payment obligations to the Company, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Company uses the number of days past due for each financial instrument)

- Internal data and external data

The definition of default applied by the Company generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred, and the extent thereof may vary.

i-3) Reflection of forward-looking information

The Company reflects forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Company utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to predict forward-looking information.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4. Financial risk management (continued)

(b)
Credit risk (continued)

i) Credit risk management(continued)

The Company analyzed data from its past experienced, derived correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflected forward-looking information through a regression estimation.

Key macroeconomic variables	Correlation with credit risk
GDP growth rate	(-)
Private consumption index growth rate	(-)
Index of equipment investment growth rate	(-)
Consumer price index growth rate	(+)
Balance on current account	(-)

The predicted correlations between the macroeconomic variables and the risk of default used by the Company are derived based on long-term data over the past ten years.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-4) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data and the statistical techniques developed internally and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Company uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Company calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Company derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Company uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed by considering the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain the homogeneity of the group and adjusted if necessary. The Company uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from past experience.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-5) Write-off of financial assets

The Company writes off a portion of or entire loan or debt security for which the Company does not expect to receive its principal and interest. In general, the Company writes off the balance when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. The decision to write off follows the internal regulations of the Company and, if necessary, is carried out after obtaining approval from external institutions. Apart from write-off, the Company may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

The Company’s maximum exposure to credit risk for financial instruments, excluding equity securities, as of September 30, 2025 and December 31, 2024, is as follows:

			September 30, 2025	December 31, 2024
Due from banks and loans at amortized cost (*1):	Banks	~~W~~	337,663	151,143
	Corporations		3,028,215	3,837,298
			3,365,878	3,988,441
Financial assets at fair value through profit or loss			2,021,893	1,069,628
Other financial assets at amortized cost (*1), (*2)			807,757	488,756
		~~W~~	6,195,528	5,546,825

(*1) The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.

(*2) It is comprised of accounts receivable, accrued income, and guarantee deposits.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information of financial assets by credit risk

Detailed information of financial assets at amortized costs on impairment as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025
		12-months ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost (*):
Banks	~~W~~	337,804	-	337,804	(141)	337,663
Corporations		3,029,481	-	3,029,481	(1,266)	3,028,215
		3,367,285	-	3,367,285	(1,407)	3,365,878
Other financial assets at amortized cost		808,084	-	808,084	(327)	807,757
	~~W~~	4,175,369	-	4,175,369	(1,734)	4,173,635

		December 31, 2024
		12-months ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost (*):
Banks	~~W~~	151,206	-	151,206	(63)	151,143
Corporations		3,838,903	-	3,838,903	(1,605)	3,837,298
		3,990,109	-	3,990,109	(1,668)	3,988,441
Other financial assets at amortized cost		488,954	-	488,954	(198)	488,756
	~~W~~	4,479,063	-	4,479,063	(1,866)	4,477,197

(*) Credit quality of due from banks and loans is divided into Prime and Normal. Credit quality of due from banks and loans as of September 30, 2025, and December 31, 2024 is classified as Prime. The distinction between Prime grade and normal grade is as follows:

Type of Borrower	Corporations and banks
Grade: 1. Prime	Internal credit rating of BBB+ or above
Grade: 2. Normal	Internal credit rating of below BBB+

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(c) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

According to the Financial Holding Companies Act, the Company manages liquidity so that the total amount of assets with a residual maturity of less than one month in financial statements exceeds the total amount of liabilities with a residual maturity of less than one month as of the end of each month.

Contractual maturities for non-derivative financial liabilities as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025
		Less than 1 month	1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivative financial liabilities (*)
Borrowings	~~W~~	-	-	10,000	-	-	-	10,000
Debt securities issued		252,462	384,369	1,451,209	1,216,422	7,981,840	149,883	11,436,185
Other financial liabilities		86,714	131	4,815	155,471	135,932	-	383,063
	~~W~~	339,176	384,500	1,466,024	1,371,893	8,117,772	149,883	11,829,248

		December 31, 2024
		Less than 1 month	1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivative financial liabilities (*)
Borrowings	~~W~~	10,000	10,000	-	-	-	-	20,000
Debt securities issued		47,194	1,341,073	824,623	1,108,604	8,046,442	214,183	11,582,119
Other financial liabilities		26,469	7,221	198,009	16,128	105,779	-	353,606
	~~W~~	83,663	1,358,294	1,022,632	1,124,732	8,152,221	214,183	11,955,725

(*) The amounts include both principal and interest cash flows of financial liabilities.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Company are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over-The-Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service. The Company uses a variety of evaluation methods and makes rational assumptions based on market conditions existing at the end of each reporting period.

The fair value of financial instruments is determined using valuation techniques; such as, a method of using recent transactions between independent parties with reasonable judgement and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models.

The Company classifies and discloses fair value of financial instruments into the following three-level hierarchy:

• Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

• Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

• Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial assets which are presented at their fair value in the statements of financial position as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025
		Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss	~~W~~	-	2,021,893	1,484,117	3,506,010

		December 31, 2024
		Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss	~~W~~	-	1,069,628	1,483,122	2,552,750

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

i) Financial instruments measured at fair value (continued)

i-2) Changes in level 3 of the fair value hierarchy

- Changes in level 3 of the fair value hierarchy for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

		September 30, 2025
		Financial assets
		at FVTPL
Beginning balance	~~W~~	1,483,122
Recognized in profit or loss		995
Purchases		100,000
Settlement		(100,000)
Ending balance	~~W~~	1,484,117

		December 31, 2024
		Financial assets
		at FVTPL
Beginning balance	~~W~~	1,250,605
Recognized in profit or loss		82,517
Purchases		150,000
Ending balance	~~W~~	1,483,122

i-3) Valuation techniques and input variables unobservable in markets

i-3-1) The valuation techniques and the fair value measurement input variables of financial instruments classified as level 2 as of September 30, 2025 and December 31, 2024 are as follows:

	Classification	Valuation techniques	Type	Book Value	Inputs
2025	Financial assets at FVTPL	Net asset valuation approach	Beneficiary certificates	2,021,893	Prices of underlying assets such as bonds
2024	Financial assets at FVTPL	Net asset valuation approach	Beneficiary certificates	1,069,628	Prices of underlying assets such as bonds

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

i-3-2) Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of September 30, 2025 and December 31, 2024 are as follows:

	September 30, 2025
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Financial assets at FVTPL	Option model (*)	Hybrid bonds	~~W~~	1,484,117	Volatility of interest rate	0.45%~0.88%

(*) It is calculated by applying the Hull-White model method.

	December 31, 2024
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Financial assets at FVTPL	Option model (*)	Hybrid bonds	~~W~~	1,483,122	Volatility of interest rate	0.47%~1.13%

(*) It is calculated by applying the Hull-White model method.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity to changes in unobservable inputs

- For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of September 30, 2025 and December 31, 2024 are as follows:

			September 30, 2025
Type of financial instrument			Profit (loss) for the year
			Favorable change	Unfavorable change
Financial assets at FVTPL (*)	Financial assets at FVTPL	~~W~~	262	(284)

			December 31, 2024
Type of financial instrument			Profit (loss) for the year
			Favorable change	Unfavorable change
Financial assets at FVTPL (*)	Financial assets at FVTPL	~~W~~	493	(524)

(*) A sensitivity analysis was performed by increasing or decreasing the volatility of interest rates, which is a major unobservable input, by 10% in the fair value measurement.

ii) The financial instruments measured at amortized cost

ii-1) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Type	Measurement methods of fair value
Due from banks

The carrying amount and the fair value for cash are identical and most deposits are either floating interest rate deposits or next-day deposits of short-term instruments. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower, etc.
Borrowings and debt securities issued

The fair value of borrowings and debt securities issued is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that reflects the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost (continued)

ii-2) The carrying value and fair value of the financial instruments measured at amortized cost as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025		December 31, 2024
		Carrying value	Fair value	Carrying value	Fair value
Assets:
Due from banks at amortized cost	~~W~~	337,663	337,663	151,143	151,143
Loans at amortized cost		3,028,215	3,200,625	3,837,298	3,814,558
Other financial assets at amortized cost		807,757	807,757	488,756	488,756
	~~W~~	4,173,635	4,346,045	4,477,197	4,454,457
Liabilities:
Borrowings	~~W~~	9,899	9,914	19,914	19,922
Debt securities issued		10,517,579	10,625,840	10,731,336	10,761,924
Other financial liabilities		429,494	429,494	418,727	418,727
	~~W~~	10,956,972	11,065,248	11,169,977	11,200,573

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair values as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	337,660	3	-	337,663
Loans at amortized cost		-	-	3,200,625	3,200,625
Other financial assets at amortized cost		-	-	807,757	807,757
	~~W~~	337,660	3	4,008,382	4,346,045
Liabilities:
Borrowings	~~W~~	-	9,914	-	9,914
Debt securities issued		-	10,625,840	-	10,625,840
Other financial liabilities		-	-	429,494	429,494
	~~W~~	-	10,635,754	429,494	11,065,248

		December 31, 2024
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	151,140	3	-	151,143
Loans at amortized cost		-	-	3,814,558	3,814,558
Other financial assets		-	-	488,756	488,756
	~~W~~	151,140	3	4,303,314	4,454,457
Liabilities:
Borrowings	~~W~~	-	19,922	-	19,922
Debt securities issued		-	10,761,924	-	10,761,924
Other financial liabilities		-	-	418,727	418,727
	~~W~~	-	10,781,846	418,727	11,200,573

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost (continued)

ii-4) Information on valuation technique and inputs used as of September 30, 2025 and December 31, 2024 in measuring financial instruments not measured at fair value classified as level 2 or 3 is as follows:

	September 30, 2025
	Valuation technique		Fair value	Inputs
Assets:
Due from banks at amortized cost	-	~~W~~	3	-
Loans at amortized cost	DCF		3,200,625	Discount rate
Other financial assets at amortized cost	DCF		807,757	Discount rate
		~~W~~	4,008,385
Liabilities:
Borrowings	DCF	~~W~~	9,914	Discount rate
Debt securities issued	DCF		10,625,840	Discount rate
Other financial liabilities	DCF		429,494	Discount rate
		~~W~~	11,065,248

	December 31, 2024
	Valuation technique		Fair value	Inputs
Assets:
Due from banks at amortized cost	-	~~W~~	3	-
Loans at amortized cost	DCF		3,814,558	Discount rate
Other financial assets	DCF		488,756	Discount rate
		~~W~~	4,303,317
Liabilities:
Borrowings	DCF	~~W~~	19,922	Discount rate
Debt securities issued	DCF		10,761,924	Discount rate
Other financial liabilities	DCF		418,727	Discount rate
		~~W~~	11,200,573

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(e) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025
		Financial assets at fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	337,663	-
Financial assets at fair value through profit or loss		3,506,010	-	-
Loans at amortized cost		-	3,028,215	-
Other financial assets		-	807,757	-
	~~W~~	3,506,010	4,173,635	-
Liabilities:
Borrowings	~~W~~	-	-	9,899
Debt securities issued		-	-	10,517,579
Other financial liabilities		-	-	429,494
	~~W~~	-	-	10,956,972

		December 31, 2024
		Financial assets at fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	151,143	-
Financial assets at fair value through profit or loss		2,552,750	-	-
Loans at amortized cost		-	3,837,298	-
Other financial assets		-	488,756	-
	~~W~~	2,552,750	4,477,197	-
Liabilities:
Borrowings	~~W~~	-	-	19,914
Debt securities issued		-	-	10,731,336
Other financial liabilities		-	-	418,727
	~~W~~	-	-	11,169,977

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

5. Restricted due from banks

Guaranteed deposits on bank accounts that are subject to restriction according to the Banking Act and other related enforcement decree as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025	December 31, 2024
Margin deposit for current account	~~W~~	3	3

6. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025	December 31, 2024
Beneficiary certificates
Beneficiary certificates in Korean won	~~W~~	1,282,712	1,023,281
Beneficiary certificates in foreign currency		739,181	46,347
		2,021,893	1,069,628
Hybrid Bonds
Hybrid Bonds in Korean won		1,115,869	1,114,676
Hybrid Bonds in foreign currency		368,248	368,446
		1,484,117	1,483,122
	~~W~~	3,506,010	2,552,750

7. Loans at amortized cost

(a) Loans at amortized cost as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025	December 31, 2024
Corporate loans	~~W~~	3,029,481	3,838,903
Less: allowance		(1,266)	(1,605)
	~~W~~	3,028,215	3,837,298

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

7. Loans at amortized cost (continued)

(b) Changes in financial assets at amortized cost and other assets for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

		September 30, 2025
		Loans at amortized cost			Due from banks at amortized cost and other financial assets
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total

Beginning balance	~~W~~	3,838,903	-	-	640,160	-	-	4,479,063
Transfer to 12-month expected credit losses		-	-	-	-	-	-	-
Transfer to lifetime expected credit losses		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		1,366,004	-	-	-	-	-	1,366,004
Collection		(2,170,890)	-	-	-	-	-	(2,170,890)
Others (*)		(4,536)	-	-	505,728	-	-	501,192
Ending balance	~~W~~	3,029,481	-	-	1,145,888	-	-	4,175,369

(*) Other changes are due to dividends receivables from subsidiaries, consolidation tax receivables, accrued income, changes in foreign exchange rate, etc.

		December 31, 2024
		Loans at amortized cost			Due from banks at amortized cost and other financial assets
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total

Beginning balance	~~W~~	4,052,900	-	-	507,378	-	-	4,560,278
Transfer to 12-month expected credit losses		-	-	-	-	-	-	-
Transfer to lifetime expected credit losses		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		180,000	-	-	-	-	-	180,000
Collection		(615,000)	-	-	-	-	-	(615,000)
Others (*)		221,003	-	-	132,782	-	-	353,785
Ending balance	~~W~~	3,838,903	-	-	640,160	-	-	4,479,063

(*) Other changes are due to dividends receivables from subsidiaries, consolidation tax receivables, accrued income, changes in foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

7. Loans at amortized cost (continued)

(c) Changes in credit loss allowance of financial assets at amortized cost and other assets for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

		September 30, 2025
		Loans at amortized cost			Due from banks at amortized cost and other financial assets
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total

Beginning allowance	~~W~~	1,605	-	-	261	-	-	1,866
Transfer to 12-month expected credit losses		-	-	-	-	-	-	-
Transfer to lifetime expected credit losses		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Provision (reversal)		(339)	-	-	207	-	-	(132)
Ending allowance	~~W~~	1,266	-	-	468	-	-	1,734

		December 31, 2024
		Loans at amortized cost			Due from banks at amortized cost and other financial assets
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total

Beginning allowance	~~W~~	1,896	-	-	185	-	-	2,081
Transfer to 12-month expected credit losses		-	-	-	-	-	-	-
Transfer to lifetime expected credit losses		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Provision (reversal)		(291)	-	-	76	-	-	(215)
Ending allowance	~~W~~	1,605	-	-	261	-	-	1,866

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

8. Investments in subsidiaries

Investments in subsidiaries as of September 30, 2025 and December 31, 2024 are as follows:

	September 30, 2025			December 31, 2024
Investees	Ownership percentage (%)		Carrying value	Ownership percentage (%)		Carrying value
Shinhan Bank	100.0		13,617,579	100.0		13,617,579
Shinhan Card Co., Ltd.	100.0		7,919,672	100.0		7,919,672
Shinhan Securities Co., Ltd.	100.0		3,001,420	100.0		3,001,420
Shinhan Life Insurance Co., Ltd.	100.0		4,204,526	100.0		4,204,533
Shinhan Capital Co., Ltd.	100.0		558,921	100.0		558,921
Shinhan Asset Management Co., Ltd.	100.0		326,206	100.0		326,206
Jeju Bank (*1)	64.0		179,643	75.3		179,643
Shinhan Savings Bank	100.0		157,065	100.0		157,065
Shinhan Asset Trust Co., Ltd.	100.0		364,789	100.0		364,789
Shinhan DS	100.0		23,026	100.0		23,026
Shinhan Fund Partners Co., Ltd.	99.8		50,092	99.8		50,092
Shinhan REITs Management Co., Ltd.	100.0		30,000	100.0		30,000
Shinhan Venture Investment Co., Ltd.	100.0		75,840	100.0		75,840
Shinhan EZ General Insurance Co., Ltd. (*2)	91.7		206,271	85.1		106,210
SHC Management Co., Ltd.	100.0		8,655	100.0		8,655
		~~W~~	30,723,705		~~W~~	30,623,651

(*1) The decrease in ownership interest during the current interim period was due to a third-party share issuance amounting to ~~W~~ 57,010 million (5,669,783 shares), in which the Company did not participate.

(*2) The Company participated in a common share issuance amounting to ~~W~~ 100,000 million (16,983,695 shares) during the current interim period.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

9. Borrowings

Borrowings as of September 30, 2025 and December 31, 2024 are as follows:

			September 30, 2025		December 31, 2024
	Lender	Period	Interest rate (%)	Amount	Interest rate (%)		Amount
Borrowings in Korean won	DB Financial Investment Co., LTD.	2024.02.01 ~2025.01.30	3.71	-	3.71		9,969
		2025.01.31 ~2026.01.30	3.01	9,899	-		-
	Kyobo Securities Co., Ltd	2024.10.11 ~2025.02.26	3.54	-	3.54		9,945
				9,899		~~W~~	19,914

10. Debt securities issued

Debt securities issued as of September 30, 2025 and December 31, 2024 are as follows:

	September 30, 2025			December 31, 2024
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	1.40 ~ 6.17	~~W~~	8,430,000	1.40 ~ 6.17	~~W~~	8,540,000
Discount			(6,740)			(6,551)
			8,423,260			8,533,449

Debt securities issued in foreign currency:
Debt securities issued	1.37 ~ 5.06		2,103,300	1.37 ~ 5.06		1,470,000
Subordinated debt securities issued	-		-	3.34		735,000
Discount			(8,981)			(7,113)
			2,094,319			2,197,887
		~~W~~	10,517,579		~~W~~	10,731,336

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

11. Defined benefit assets and liabilities

(a) Defined benefit obligations and plan assets as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025	December 31, 2024
Present value of defined benefit obligations	~~W~~	30,600	23,895
Fair value of plan assets		(28,223)	(29,517)
Recognized liabilities (assets) for defined benefit obligations	~~W~~	2,377	(5,622)

(b) Net income relating to defined benefit liabilities (assets) for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025		September 30, 2024
		Three- month	Nine- month	Three- month	Nine- month
Current service costs	~~W~~	521	1,565	442	1,326
Net interest income (expense)		(60)	(181)	(88)	(265)
	~~W~~	461	1,384	354	1,061

(*) Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won, except per share data)

12. Equity

(a) Equity as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025	December 31, 2024
Capital stock (*1)
Common stock	~~W~~	2,695,586	2,695,586
Preferred stock		274,055	274,055
		2,969,641	2,969,641

Hybrid bonds		4,749,837	4,600,121

Capital surplus
Share premium		11,350,744	11,350,744

Capital adjustments		(311,285)	(296,024)

Accumulated other comprehensive loss		(11,375)	(9,307)
Retained earnings
Legal reserve (*2)		2,969,641	2,865,461
Regulatory reserve for loan losses		20,462	20,656
Other legal reserves		2,000	2,000
Unappropriated retained earnings		5,304,417	4,844,883
		8,296,520	7,733,000
	~~W~~	27,044,082	26,348,175

(*1) Due to the retirement of earned surplus reserve, the capital is different from the total face value of the issued stock.

(*2) Legal reserve is restricted for the dividend to stockholders by law or legislation. According to the article 53 of the Financial Holding Companies Act, the Company is required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. The legal reserve may only be used to reduce a deficit or to transfer capital.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won, except per share data)

12. Equity (continued)

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments as of September 30, 2025 and December 31, 2024 are as follows:

Issue date		Maturity date	Interest rate (%)		September 30, 2025	December 31, 2024
Hybrid bonds in KRW	June 25, 2015	June 25, 2045	4.38		-	199,455
	September 15, 2017	Perpetual bond	4.25		89,783	89,783
	April 13, 2018	Perpetual bond	4.56		14,955	14,955
	September 17, 2020	Perpetual bond	3.12		-	448,699
	March 16, 2021	Perpetual bond	2.94		429,009	429,009
	March 16, 2021	Perpetual bond	3.30		169,581	169,581
	January 25, 2022	Perpetual bond	3.90		560,438	560,438
	January 25, 2022	Perpetual bond	4.00		37,853	37,853
	August 26, 2022	Perpetual bond	4.93		343,026	343,026
	August 26, 2022	Perpetual bond	5.15		55,803	55,803
	January 30, 2023	Perpetual bond	5.14		398,831	398,831
	July 13, 2023	Perpetual bond	5.40		498,815	498,815
	January 31, 2024	Perpetual bond	4.49		398,833	398,833
	September 12, 2024	Perpetual bond	4.00		399,033	399,033
	February 13, 2025	Perpetual bond	3.90		398,835	-
	September 9, 2025	Perpetual bond	3.26		399,035	-
Hybrid bonds in USD	May 12, 2021	Perpetual bond	2.88		556,007	556,007
				~~W~~	4,749,837	4,600,121

(*) For the nine-month period ended September 30, 2025, the deduction for capital related to hybrid bond issued is ~~W~~ 2,131 million.

The Company can make early redemption for the above bonds, after 5 or 10 years from the issue date; and has the rights to extend the maturity under the same condition.

(c) Capital adjustments

i) Changes in accumulated capital adjustments for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won, except per share data)

		September 30, 2025	December 31, 2024
Beginning balance	~~W~~	(296,024)	(148,464)
Disposal of retained earnings		524	102,667
Redemption of hybrid bonds		(1,846)	(524)
Acquisition of treasury stock		(913,939)	(700,300)
Disposal of treasury stock		-	297
Retirement of treasury stock		900,000	450,300
Ending balance	~~W~~	(311,285)	(296,024)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won, except per share data)

12. Equity (continued)

(c) Capital adjustments (continued)

ii) Changes in treasury stocks for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

			September 30, 2025
		Beginning balance	Acquisition	Disposal	Retirement (*)	Ending balance
The number of shares		4,585,561	17,264,831	-	(17,950,391)	3,900,001
Book value	~~W~~	250,000	913,939	-	(900,000)	263,939

(*) For the nine-month period ended September 30, 2025, the Company acquired treasury stocks for retirement and completed the retirement of 7,603,260 shares and 10,347,131 shares on April 29, 2025 and June 26, 2025, respectively.

			December 31, 2024
		Beginning balance	Acquisition	Disposal	Retirement (*)	Ending balance
The number of shares		6,352	13,899,708	(6,353)	(9,314,146)	4,585,561
Book value	~~W~~	227	700,300	(227)	(450,300)	250,000

(*) For the year ended December 31, 2024, the Company acquired treasury stocks for retirement and completed the retirement of 3,366,257 shares and 5,947,889 shares on March 22, 2024 and November 1, 2024, respectively.

(d) Changes in accumulated other comprehensive loss for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

		September 30, 2025	December 31, 2024
Beginning balance	~~W~~	(9,307)	(6,642)
Remeasurement of the defined benefit liabilities (assets)		(2,810)	(3,621)
Tax effect		742	956
Ending balance	~~W~~	(11,375)	(9,307)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won, except per share data)

12. Equity (continued)

(e) Regulatory reserve for loan losses

In accordance with Supervisory Regulations on Financial Holding Companies (the “Regulations”), the Company reserves the difference between allowance for credit losses under K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses.

i) Changes in regulatory reserve for loan losses as of September 30, 2025 and December 31, 2024 are as follows

		September 30, 2025	December 31, 2024
Beginning balance	~~W~~	20,462	20,656
Planned regulatory reserve for loan losses		(1,427)	(194)
Ending balance	~~W~~	19,035	20,462

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025	September 30, 2024
Profit for the period	~~W~~	2,430,160	1,597,981
Provision for regulatory reserve for loan losses		1,427	281
Profit for the period adjusted for regulatory reserve	~~W~~	2,431,587	1,598,262
Basic and diluted earnings per share in won factoring in regulatory reserve (*)	~~W~~	4,679	2,902

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

13. Net interest expense

Net interest expense for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025		September 30, 2024
		Three- month	Nine- month	Three- month	Nine- month
Interest income:
Cash and due from banks at amortized cost	~~W~~	1,791	4,660	455	1,986
Loans at amortized cost		21,784	59,840	23,278	71,911
Others		156	457	112	770
		23,731	64,957	23,845	74,667
Interest expense:
Borrowings		(76)	(376)	(184)	(3,260)
Debt securities issued		(84,901)	(247,938)	(83,971)	(245,685)
Others		(8)	(25)	(14)	(53)
		(84,985)	(248,339)	(84,169)	(248,998)
Net interest expense	~~W~~	(61,254)	(183,382)	(60,324)	(174,331)

14. Net fees and commission income

Net fees and commission income for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025		September 30, 2024
		Three- month	Nine- month	Three- month	Nine- month
Fees and commission income:
Royalty	~~W~~	17,759	53,278	17,760	53,279
Others		1	1	3	12
		17,760	53,279	17,763	53,291
Fees and commission expense:
Others		(118)	(698)	(337)	(530)
Net Fees and commission income:	~~W~~	17,642	52,581	17,426	52,761

15. Dividend income

Dividends income for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025		September 30, 2024
		Three- month	Nine- month	Three- month	Nine- month
Dividends from subsidiaries	~~W~~	-	2,545,456	-	1,821,424
Dividends from hybrid bonds		14,638	43,853	14,018	40,036
	~~W~~	14,638	2,589,309	14,018	1,861,460

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

16. Provision for (reversal of) credit loss allowance

Provision for (reversal of) credit loss allowance for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025		September 30, 2024
		Three- month	Nine- month	Three- month	Nine- month
Provision for (reversal of) credit loss allowance	~~W~~	236	(132)	(29)	6

17. General and administrative expenses

General and administrative expenses for the nine-month periods ended September 30, 2025 and 202 are as follows:

		September 30, 2025		September 30, 2024
		Three-month	Nine-month	Three-month	Nine-month
Salaries:
Salary expenses and bonuses	~~W~~	14,568	40,623	13,398	35,820
Severance benefits		461	1,384	354	1,061
Rent		387	1,493	511	1,445
Lease		998	1,061	407	531
Entertainment		488	1,328	465	1,371
Depreciation		828	2,494	1,127	3,374
Amortization		264	708	167	443
Taxes and dues		170	707	142	618
Advertising		15,138	37,081	13,551	40,746
Others		6,093	20,568	7,536	20,582
	~~W~~	39,395	107,447	37,658	105,991

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won, except per share data)

18. Share-based payments

(a) Performance shares granted as of September 30, 2025 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Estimated number of shares vested at September 30, 2025	193,735	2,599,317

Fair value per share in Korean won (*)	~~W~~ 33,122, ~~W~~ 37,387, ~~W~~ 37,081, ~~W~~ 38,156 and ~~W~~ 50,444 for the expiration of the exercising period from 2020 to 2024	~~W~~ 70,800

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two months, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

(b) Share-based compensation costs

Based on the share-based payment arrangements held by the Company, the share-based compensation costs for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Performance shares	~~W~~	8,149	69,470	77,619

		September 30, 2024
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Performance shares	~~W~~	6,807	55,655	62,462

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won, except per share data)

18. Share-based payments (continued)

(c) Share-based compensation payable

In accordance with the share-based compensation agreements by the Company, the share-based compensation payable as of September 30, 2025 and December 31, 2024 are as follows.

		September 30, 2025
		Accrued expense
		Shinhan Financial Group	Subsidiaries (*)	Total
Performance shares	~~W~~	19,707	171,825	191,532

(*) As of September 30,2025, the Company recognizes ~~W~~ 171,825 million to be preserved from the subsidiary as the amount to be paid to the executives and employees of the subsidiary.

		December 31, 2024
		Accrued expense
		Shinhan Financial Group	Subsidiaries (*)	Total
Performance shares	~~W~~	16,396	135,356	151,752

(*) As of December 31, 2024, the Company recognizes ~~W~~ 135,356 million to be preserved from the subsidiary as the amount to be paid to the executives and employees of the subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won, except per share data)

19. Income taxes

Income tax expense for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025		September 30, 2024
		Three- month	Nine- month	Three- month	Nine- month
Current income tax expense (*)	~~W~~	-	936	3	-
Temporary differences (*)		(25,665)	(27,331)	5,580	7,811
Income tax recognized directly in equity		-	742	-	551
Income tax expense (benefit)	~~W~~	(25,665)	(25,653)	5,583	8,362

(*) Due to the application of the Global Minimum Corporate Tax, the income tax expense recognized for the current interim period is ~~W~~ 936 million. The Company does not recognize deferred tax assets and liabilities associated with the Global Minimum Corporate Tax Act by applying the temporary exception to deferred tax in K-IFRS No. 1012.

20. Earnings per share

Basic and diluted earnings per share for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025		September 30, 2024
		Three- month	Nine- month	Three- month	Nine- month
Net profit (loss) for the period	~~W~~	(21,410)	2,430,160	(138,900)	1,597,981
Less:
Dividends to hybrid bonds		(44,300)	(143,433)	(38,591)	(124,397)
Net profit (loss) available for common stock	~~W~~	(65,710)	2,286,727	(177,491)	1,473,584

Weighted average number of common stocks outstanding (*1), (*2)		484,176,455	489,018,087	503,986,567	507,942,592
Basic and diluted earnings (loss) per share in Korean won	~~W~~	(136)	4,676	(352)	2,901

(*1) The number of common shares issued by the Company is 485,494,934 shares as of the end of September 30, 2025. The above weighted average number of outstanding common shares is calculated by including treasury stocks that are acquired and retired during the current and previous interim periods.

(*2) The redeemable convertible preferred shares previously issued by the Company were fully redeemed with profits during the prior period. As a result, while preferred share capital remains, there are no outstanding preferred shares as of the end of the period.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

21. Operating income

Operating income for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025		September 30, 2024
		Three- month	Nine- month	Three- month	Nine- month
Dividend income	~~W~~	14,638	2,589,309	14,018	1,861,460
Fees and commission income		17,760	53,279	17,763	53,291
Interest income		23,731	64,957	23,845	74,667
Gain on financial instruments at FVTPL		26,139	62,361	27,881	72,064
Gain on foreign currency transaction		(25,398)	89,673	(102,798)	46,817
Reversal of (provision for) credit loss allowance		(236)	132	-	-
	~~W~~	56,634	2,859,711	(19,291)	2,108,299

22. Commitments and contingencies

(a) The commitments with financial institutions as of September 30, 2025 and December 31, 2024 are as follows:

			September 30, 2025		December 31, 2024
	Financial institutions		Borrowing Limit	Balance after Execution	Borrowing Limit	Balance after Execution
Borrowing agreement in Korean won	Korea Development Bank	~~W~~	100,000	-	100,000	-
	Kookmin Bank		200,000	-	200,000	-
	Hana Bank		200,000	-	200,000	-
		~~W~~	500,000	-	500,000	-

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

23. Statement of cash flows

(a) Cash and cash equivalents in the separate statements of cash flows as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025	December 31, 2024
Due from financial institutions with a maturity less than three months from date of acquisition	~~W~~	337,801	151,203

(b) Changes in liabilities arising from financing activities for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025
		Borrowings	Debentures	Lease liabilities	Total
Balance at January 1, 2025	~~W~~	19,914	10,731,336	843	10,752,093
Changes from cash flows		(10,300)	(166,038)	(538)	(176,876)
Changes from non-cash flows:
Amortization of discount on debentures		285	4,999	25	5,309
Foreign currency difference		-	(54,991)	-	(54,991)
Other changes		-	2,273	650	2,923
Balance at September 30, 2025	~~W~~	9,899	10,517,579	980	10,528,458

		September 30, 2024
		Borrowings	Debentures	Lease liabilities	Total
Balance at January 1, 2024	~~W~~	223,722	10,389,276	1,933	10,614,931
Changes from cash flows		(205,550)	87,440	(1,202)	(119,312)
Changes from non-cash flows:
Amortization of discount on debentures		1,693	3,910	53	5,656
Foreign currency difference		-	45,043	-	45,043
Other changes:		-	-	476	476
Balance at September 30, 2024	~~W~~	19,865	10,525,669	1,260	10,546,794

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

24. Related party transactions

The Company defines subsidiaries, key managements, and their families as a range of related parties in accordance with K-IFRS No. 1024, and discloses the amount of transactions between the Company and related parties and the balance of receivables and payables. For details of subsidiaries, refer to 'Note 8'.

(a) Significant transactions with the related parties for the nine-month periods ended September 30, 2025 and 2024 are as follows:

Related party	Account		September 30, 2025	September 30, 2024
Revenue:
Shinhan Bank	Interest income	~~W~~	457	312
〃	Fees and commission income		34,831	34,831
〃	Dividend income		1,662,952	1,196,396
Shinhan Card Co., Ltd.	Interest income		26,474	40,552
〃	Fees and commission income		10,005	10,005
〃	Dividend income		309,955	334,284
〃	Reversal of credit losses		192	102
Shinhan Securities Co., Ltd.	Interest income		18,163	15,793
〃	Fees and commission income		2,643	2,643
〃	Dividend income		97,933	48,365
〃	Reversal of credit losses		60	-
Shinhan Life Insurance Co., Ltd.	Fees and commission income		3,659	3,659
〃	Dividend income		378,307	165,338
Shinhan Capital Co., Ltd.	Interest income		9,352	9,899
〃	Fees and commission income		1,495	1,495
〃	Dividend income		35,806	82,498
〃	Reversal of credit losses		44	27
Jeju Bank	Fees and commission income		30	30
〃	Dividend income		2,420	2,420
Shinhan Asset Management Co., Ltd.	Fees and commission income		123	123
〃	Dividend income		79,200	24,400
〃	Reversal of credit losses		1	-
Shinhan DS	Interest income		235	302
〃	Fees and commission income		12	16
〃	Reversal of credit losses		-	3
Shinhan Fund Partners Co., Ltd.	Fees and commission income		78	78
〃	Dividend income		7,669	6,083
Shinhan Savings Bank	Interest income		1,749	2,009
〃	Fees and commission income		242	250
〃	Dividend income		10,000	-
〃	Reversal of credit losses		22	-
Shinhan REITS management	Fees and commission income		57	57
〃	Reversal of credit losses		1	-
Shinhan Asset Trust	Interest income		2,810	1,942
〃	Fees and commission income		72	72
〃	Dividend income		5,068	1,676
Shinhan Venture Investment Co., Ltd.	Interest income		1,432	1,793
〃	Fees and commission income		31	31
		~~W~~	2,703,580	1,987,484

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

24. Related party transactions (continued)

(a) Significant transactions with the related parties for the nine-month periods ended September 30, 2025 and 2024 are as follows (continued):

			September 30, 2025	September 30, 2024
Expense:
Shinhan Bank	Interest expenses	~~W~~	-	23
〃	General and administrative expenses		981	1,805
〃	Provision for credit losses		110	71
Shinhan Card Co., Ltd.	Interest expenses		2	3
〃	General and administrative expenses		42	47
Shinhan Securities Co., Ltd.	Interest expenses		130	114
〃	Fees and commission expense (*1)		150	584
〃	General and administrative expenses		3	3
〃	Provision for credit losses		-	9
Shinhan Life Insurance Co., Ltd.	Interest expenses		31	655
〃	Provision for credit losses		-	2
Shinhan Asset Management Co., Ltd.	Provision for credit losses		-	7
Shinhan DS	General and administrative expenses		1,712	1,451
Shinhan Fund Partners Co., Ltd.	Provision for credit losses		-	2
Shinhan Savings Bank	Provision for credit losses		-	2
Shinhan Asset Trust Co. Ltd.	Provision for credit losses		-	44
Shinhan REITs Management Co., Ltd.	Provision for credit losses		-	1
Shinhan Venture Investment Co., Ltd.	Provision for credit losses		-	1
		~~W~~	3,161	4,824

(*) It consists of commissions paid for acquisitions of hybrid bonds, and was directly deducted from the equity.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

24. Related party transactions (continued)

(b) Significant balances with the related parties as of September 30, 2025 and December 31, 2024 are as follows:

Creditor	Debtor	Account		September 30, 2025	December 31, 2024
Assets:
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Cash and due from banks	~~W~~	17	12
〃	〃	Property and equipment		153	-
〃	〃	Other assets		543,013	270,791
〃	Shinhan Card Co., Ltd.	Financial assets at fair value through profit or loss (*1)		720,604	718,491
	〃	Loans		1,382,066	1,852,100
〃	〃	Reserve for loan losses		(578)	(774)
〃	〃	Property and equipment		58	101
〃	〃	Other assets		115,258	105,040
〃	Shinhan Securities Co., Ltd	Financial assets at fair value through profit or loss (*2)		368,248	368,446
〃	〃	Loans		687,078	862,890
〃	〃	Reserve for loan losses		(287)	(361)
〃	〃	Other assets		60,285	27,406
〃	Shinhan Life Insurance Co., Ltd.	Other assets		17,112	16,704
〃	Shinhan Capital Co., Ltd.	Financial assets at fair value through profit or loss (*3)		248,922	245,460
〃	〃	Loans		690,440	804,000
〃	〃	Reserve for loan losses		(289)	(336)
〃	〃	Other assets		28,087	20,470
〃	Shinhan Asset Management Co., Ltd.	Other assets		13,650	15,400
〃	Jeju Bank	Other assets		3,311	3,421
〃	Shinhan DS	Loans		9,897	9,969
〃	〃	Reserve for loan losses		(4)	(4)
〃	〃	Property and equipment		150	235
〃	〃	Intangible assets		131	112
〃	〃	Other assets		2,517	3,296
〃	Shinhan Fund Partners Co., Ltd.	Other assets		4,370	4,293

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

24. Related party transactions (continued)

(b) Significant balances with the related parties September 30, 2025, and December 31, 2024, are as follows (continued):

Creditor	Debtor	Account		September 30, 2025	December 31, 2024
Assets:
Shinhan Financial Group Co., Ltd.	Shinhan Savings Bank	Loans		100,000	150,000
〃	〃	Reserve for loan losses		(42)	(63)
〃	〃	Other assets		8,515	11,826
〃	Shinhan Asset Trust Co., Ltd.	Financial assets at fair value through profit or loss (*4)		146,343	150,725
〃	〃	Loans		100,000	100,000
〃	〃	Reserve for loan losses		(42)	(42)
〃	〃	Other assets		3,857	3,160
〃	Shinhan REITS management	Other assets		835	2,531
〃	Shinhan Venture Investment Co., Ltd.	Loans		60,000	59,944
〃	〃	Reserve for loan losses		(25)	(25)
〃	〃	Other assets		1,722	2,410
〃	Shinhan EZ General Insurance Ltd	Other assets		300	167
			~~W~~	5,315,672	5,807,795
Liabilities:
Shinhan Bank.	Shinhan Financial Group Co., Ltd.	Other liabilities	~~W~~	1,679	1,103
Shinhan Card Co., Ltd.	〃	Other liabilities		477	643
Shinhan Securities Co., Ltd	〃	Other liabilities		37,979	91,463
Shinhan Life Insurance Co., Ltd.	〃	Debt security issued in won		-	30,000
〃	〃	Other liabilities		127,304	82,649
Shinhan Capital Co., Ltd.	〃	Other liabilities		25	14
Shinhan Asset Management Co., Ltd	〃	Other liabilities		4,347	-
Shinhan DS	〃	Other liabilities		49	43
Shinhan Savings Bank	〃	Other liabilities		5	-
Shinhan REITs Management Co., Ltd	〃	Other liabilities		302	-
Shinhan Venture Investment Co., Ltd.	〃	Other liabilities		681	-
			~~W~~	172,848	205,915

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

24. Related party transactions (continued)

(b) Significant balances with the related parties September 30, 2025, and December 31, 2024, are as follows (continued):

(*1) The amount represents the book value of the hybrid bonds purchased and includes gains of ~~W~~ 2,113 million and ~~W~~ 18,704 million on financial assets at fair value through profit or loss, recognized for the period ended September 30, 2025, and the year ended December 31, 2024, respectively.

(*2) The amount represents the book value of the hybrid bonds purchased and includes gains of ~~W~~ 16,796 million and ~~W~~ 8,541 million on financial assets at fair value through profit or loss, recognized for the period ended September 30, 2025, and the year ended December 31, 2024, respectively.

(*3) The amount represents the book value of the hybrid bonds purchased and includes gains of ~~W~~ 3,086 million and ~~W~~ 10,330 million on financial assets at fair value through profit or loss, recognized for the period ended September 30, 2025, and the year ended December 31, 2024, respectively.

(*4) The amount represents the book value of the hybrid bonds purchased and includes gains of ~~W~~ 4,382 million and ~~W~~ 725 million on financial assets at fair value through profit or loss, recognized for the period ended September 30, 2025, and the year ended December 31, 2024, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

24. Related party transactions (continued)

(c) Right-of-use assets and lease liabilities recognize through lease transactions with related parties as of September 30, 2025, and December 31, 2024, are as follows:

Related parties		September 30, 2025	December 31, 2024
Right-of-use assets
Shinhan Bank	~~W~~	153	-
Shinhan Card Co., Ltd.		58	101
	~~W~~	211	101

Lease liabilities
Shinhan Card Co., Ltd.		64	109
	~~W~~	64	109

(d) Financing transaction

Major financing transactions with related parties for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

		September 30, 2025
		Beginning balance	Lending	Acquisition (*1)	Collection	Others (*2)	Ending balance
Shinhan Card Co., Ltd.	~~W~~	2,570,590	520,000	-	(988,000)	79	2,102,669
Shinhan Securities Co., Ltd.		1,231,335	676,004	-	(862,890)	10,876	1,055,325
Shinhan Capital Co., Ltd.		1,049,461	100,000	100,000	(300,000)	(10,098)	939,363
Shinhan Asset Trust Co., Ltd.		250,725	-	-	-	(4,382)	246,343
Shinhan Savings Bank		150,000	-	-	(50,000)	-	100,000
Shinhan DS		9,970	10,000	-	(10,000)	(71)	9,899
Shinhan Venture Investment Co., Ltd.		59,944	60,000	-	(60,000)	56	60,000
	~~W~~	5,322,025	1,366,004	100,000	(2,270,890)	(3,540)	4,513,599

		December 31, 2024
		Beginning balance	Lending	Acquisition (*1)	Collection	Others (*2)	Ending balance
Shinhan Card Co., Ltd.	~~W~~	2,933,452	-	-	(460,000)	97,138	2,570,590
Shinhan Securities Co., Ltd.		1,072,565	-	-	-	158,770	1,231,335
Shinhan Capital Co., Ltd.		1,073,011	-	-	(70,000)	46,450	1,049,461
Shinhan Asset Trust Co., Ltd.		-	100,000	150,000	-	725	250,725
Shinhan Savings Bank		150,000	-	-	-	-	150,000
Shinhan DS		14,949	10,000	-	(15,000)	21	9,970
Shinhan Venture Investment Co., Ltd.		59,528	70,000	-	(70,000)	416	59,944
	~~W~~	5,303,505	180,000	150,000	(615,000)	303,520	5,322,025

(*1) The purchase amount of hybrid bonds issued by subsidiaries.

(*2) Other transactions are the amount due to financial asset evaluation and foreign currency conversion.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

(In millions of won)

24. Related party transactions (continued)

(e) Management Compensation

Compensation for key management executives for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025	September 30, 2024
Short-term employee benefits	~~W~~	3,330	3,488
Severance benefits		95	96
Share-based payment expenses (*)		4,191	3,439
	~~W~~	7,616	7,023

(*) Expenses recognized during the vesting period under the agreement on share-based payments.

(f) Shinhan Securities Co., Ltd., a subsidiary, acquired debt securities and hybrid bonds of ~~W~~ 270 billion and ~~W~~ 231 billion issued by the Company for the nine-month periods ended September 30, 2025 and 2024, respectively.

(g) As of the nine-month periods ended September 30, 2025, the deposit of credit card use provided by Shinhan Card Co., Ltd., a subsidiary company, is ~~W~~ 4,000 million.

25. Events after the reporting period

(a) Quarterly dividend resolution

The Company resolved to pay a quarterly dividend of ~~W~~ 570 per common share by a resolution of the Board of Directors on October 28, 2025. The total amount of dividends is ~~W~~ 273,369 million, and the record date is November 4, 2025.